Exhibit 99.1

Press Release Brussels / 26 July 2018 / 7.00am CET

Anheuser-Busch InBev Announces a New

Organization for Future Growth

26 July 2018 - Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) - Following the successful combination of Anheuser-Busch InBev (AB InBev) and South African Breweries (SAB) in October 2016, we are taking the next step for future growth. Today, we are announcing plans to enhance our focus on top-line growth and value creation.

The principal changes are as follows:

1) Changing our zone structure

We are simplifying our geographic structure, and will shift from 9 to 6 management zones. Our Zone Presidents will focus on driving growth opportunities and developing talent at the zone level. Together with their leadership teams, our Zone Presidents will own the commercial and external affairs agendas for their businesses. We are making these changes to more closely align with our consumers, make our company more agile in the zones, and proactively pursue growth opportunities.

Our new management zone structure is:

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Press Release Brussels / 26 July 2018 / 7.00am CET

The key changes are:

•	The new Middle Americas zone will combine the current COPEC and Middle Americas zones and the BU Central America and Caribbean, with headquarters in Mexico City.

•	The new South America zone will combine the current Latin America South zone and the BU Brazil, with headquarters in Sao Paulo.

•	The new APAC zone will combine the current Asia Pacific North and Asia Pacific South zones, with headquarters in Shanghai.

All changes will be reflected in our financial statements as of 1 January 2019; Europe and Africa will continue to be reported as a combined EMEA region.

2) Anticipating future market and consumer needs

To further our objective of anticipating market and consumer trends, we will bring Marketing and ZX Ventures under a common global lead, which will allow us to adopt ZX Ventures’ innovative approach more broadly. ZX Ventures will maintain its current independence in order to remain ahead of the curve, stay agile and invest in new products and experiences to address emerging consumer needs.

3) Capturing growth opportunities

We will create two new senior leadership positions to capture organic growth opportunities within our existing business. These two positions will report to the CEO and will bring focus to these areas at the leadership table.

•

Lucas Herscovici, currently Global Marketing VP of Strategic Functions, will become Chief Non-Alcohol Beverages Officer. He will focus on accelerating growth in our existing non-alcohol business, which represents more than 10% of our current volumes.

•

Pablo Panizza, currently BU President for BU Rio de la Plata, will become Chief Owned-Retail Officer. He will focus on managing our existing owned-retail business, including shaping its strategy, coordinating cross-market initiatives and sharing best practices.

4) Changes to our leadership team

To reflect our new zone structure and enhanced focus on top-line growth and value creation, we are also announcing changes to the CEO’s leadership team. Key changes to the leadership team are highlighted below:

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Press Release Brussels / 26 July 2018 / 7.00am CET

Bernardo Paiva, currently Zone President Latin America North, will become Zone President for South America.

Carlos Lisboa, currently Zone President Latin America South, will become Zone President for Middle Americas.

Jason Warner, currently BU President Northern Europe, will become Zone President for Europe.

Ricardo Moreira, currently Zone President COPEC, will become Zone President for Africa.

Jan Craps, currently Zone President Asia Pacific South, will become Zone President for APAC.

Ricardo Tadeu, currently Zone President Africa, will become Chief Sales Officer. I would like to thank David Almeida for taking on this additional responsibility on an interim basis over the past year.

Pedro Earp, currently Chief Disruptive Growth Officer, will now hold the dual role of Chief Marketing and ZX Ventures Officer. ZX Ventures will continue to be independent from our core business under the leadership of Bernardo Novick, currently VP Client Services Latin America North.

Miguel Patricio, currently Chief Marketing Officer, will become Chief Special Global Projects - Marketing, reporting to Carlos Brito.

Jean Jereissati, currently Zone President Asia Pacific North, will take on a new role that will be announced in the coming weeks.

Stuart MacFarlane, currently Zone President for Europe, has decided to leave our company to pursue other interests, effective 1 May 2019. Stuart started with us in 1992 and leaves a tremendous legacy. He demonstrated relentless commitment to our people in growing our talent pipeline and to our business, by driving strong results for Europe. We thank Stuart for his many contributions to our company’s success and wish him the best for his future.

In order to enable the zones and business units to focus on top-line growth and increase execution agility, effective as from 1 January 2019, the Executive Board of Management (EBM) will evolve into an Executive Committee (ExCom). The ExCom members will be Chief Executive Officer – Carlos Brito, Chief Financial and Solutions Officer – Felipe Dutra, Chief External Affairs and Strategy Officer – David Kamenetzky and General Counsel and Company Secretary – John Blood.

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Press Release Brussels / 26 July 2018 / 7.00am CET

The ExCom will work with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board.

The Senior Leadership Team (SLT) will drive the commercial and operational agenda. The SLT will be made up of the members of the ExCom, all other functional Chiefs and Zone Presidents and will continue to report to Carlos Brito.

In Summary

These changes will become effective on 1 January 2019. All changes will be implemented with due respect for applicable legal, regulatory and works council considerations, as well as consultation requirements.

We will use the coming months to guarantee a smooth transition into the new structure and ensure continuity for the future. We continue to be focused on delivering top-line growth, creating new occasions and expanding the beer category. We believe that by implementing these changes, we will be better equipped to accelerate growth and be more responsive to our consumers and customers to bring them an even better experience.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 823 E-mail: ingvild.vanlysebetten@ab-inbev.com

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Press Release Brussels / 26 July 2018 / 7.00am CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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